Exhibit 99.2

SunScout Holding Limited Announces Closing of US$15.5 Million Initial Public Offering

Palmerston North, New Zealand, August 13, 2026 (GLOBE NEWSWIRE) -- SunScout Holding Limited (NYSE American/NYSE Texas: SNSC) (“SunScout” or the “Company”), a clean-technology company developing and commercializing autonomous, solar-powered robotic mowers and related solar energy solutions, today announced the closing of its initial public offering (the “Offering”) of 3,100,000 Class A ordinary shares at a public offering price of US$5.00 per ordinary share. The Class A ordinary shares began trading on the NYSE American and NYSE Texas on August 12, 2026 under the ticker symbol “SNSC.”

The Company received aggregate gross proceeds of US$15.5 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters an over-allotment option, exercisable within 45 days after the closing of the Offering, to purchase up to an additional 465,000 Class A ordinary shares at the public offering price, less underwriting discounts.

Proceeds from the Offering will be used for: (i) establishing a manufacturing plant in Austin, Texas; (ii) marketing and promotion campaigns; (iii) product development; (iv) inventory; (v) repayment of one loan; (vi) payment under the membership purchase agreement for the acquisition of Brightway Energy LLC; and (vii) working capital.

The Offering was conducted on a firm commitment basis. Dominari Securities LLC acted as the lead underwriter and Revere Securities LLC as the co-underwriter (collectively, the “Underwriters”) for the Offering. Ortoli Rosenstadt LLP acted as U.S. counsel to the Company, and Hunter Taubman Fischer & Li LLC acted as U.S. securities counsel to the Underwriters in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-295248), as amended, and was declared effective by the SEC on August 11, 2026. The Offering was made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained from Dominari Securities LLC by standard mail to 725 Fifth Avenue, 23rd Floor, New York, NY 10022, via email at info@dominarisecurities.com, or by telephone at +1 (212) 393-4500, or from Revere Securities LLC by standard mail to 560 Lexington Avenue, 16th Floor, New York, NY 10022, via email at contact@reveresecurities.com, or by telephone at +1 (212) 688-2350. In addition, copies of the final prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About SunScout Holding Limited

SunScout Holding Limited is a clean-technology company engaged in the design, development, manufacturing, and commercialization of autonomous, solar-powered robotic mowers and related solar energy solutions. Powered entirely by solar energy through the Company’s proprietary deployable solar array (“DSA”) technology, SunScout’s robotic mowers operate independently of the electrical grid and feature autonomous navigation and AI-powered obstacle avoidance. SunScout also provides solar power development solutions, as well as engineering products and services, including precision fabrication, mechanical engineering, and project management. SunScout’s mission is to eliminate reliance on fossil fuels in outdoor maintenance and mobile machinery, beginning with lawn care and expanding into adjacent applications. For more information, please visit the Company’s website: https://www.snsc.ai.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believe,” “plan,” “expect,” “intend,” “should,” “seek,” “estimate,” “will,” “aim” and “anticipate,” or other similar expressions in this announcement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

SunScout Holding Limited

Investor Relations Department

Email: investors@snsc.ai

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com